FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

UBS Asset Management (US) Inc.
(A Subsidiary of UBS Americas Inc.)
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Asset Management (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Horan 201-352-8620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EY, Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	IL	60606-1787
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Horan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Asset Management (US) Inc. _____, as of February 28 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP Officer
_____
Title

_____
Notary Public

BERNADETTE C. PEHRSON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/17/2019

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Asset Management (US) Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm..1

Financial Statements

Statement of Financial Condition 2
Statement of Operations...3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements..6

Supplementary Information

Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule
   15c3-1 Under the Securities Exchange Act of 1934...14
Schedule II - Detail of Non-Allowable Assets 15
Schedule III - Computation for Determination of PAB Account and Reserve
   Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the
   Securities Exchange Act of 1934 and Information Relating to Possession or Control
   Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the
   Securities Exchange Act of 1934..16

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of UBS Asset Management (US) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Asset Management (US) Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but were unable to determine the specific year.

Chicago, Illinois
February 28, 2018

UBS Asset Management (US) Inc.

Statement of Financial Condition
(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2017

Assets		
Cash and cash equivalents	$	19,397
Receivable from affiliates		2,147
Receivable from third parties		2,187
Prepaid expenses		349
Receivable for income tax overpayment		249
Deferred distribution costs		23
Total assets	$	24,352
Liabilities and stockholder's equity		
Liabilities:		
Payable to affiliates	$	4,485
Accrued liabilities and accounts payable		930
Total liabilities		5,415
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		17,563
Retained earnings		1,373
Total stockholder's equity		18,937
Total liabilities and stockholder's equity	$	24,352

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2017

Revenues

Distribution fees from affiliates	$	34,545
Distribution fees from third parties		131
Interest income		126
Commissions		27
Total revenues		34,829

Expenses

Distribution costs to affiliates	19,361
Allocated costs from affiliate	9,636
Distribution costs to third parties	3,042
Professional fees	645
Amortization of deferred distribution costs	96
Other expenses	507
Total expenses	33,287

Income before income tax expense		1,542
Income tax expense		610
Net income	$	932

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity
(In Thousands of Dollars)

Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2017	$	1	$	17,563	$	3,397	$ 20,961
Net income		–		–		932	932
Dividend paid to Parent		–		–		(2,956)	(2,956)
Balance at December 31, 2017	$	1	$	17,563	$	1,373	$ 18,937

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

Year Ended December 31, 2017

Operating activities

Net income	$	932
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of deferred distribution costs		96
Deferred distribution costs paid		(41)
Changes in assets and liabilities:		
Receivable from affiliates		22
Receivable from third parties		631
Receivable for income tax overpayment		(249)
Prepaid expenses		(38)
Payable to affiliates		(58)
Accrued liabilities and accounts payable		(435)
Income tax payable		(168)
Net cash provided by operating activities		692

Financing activities

Dividend paid to Parent		(2,956)
Cash used in financing activities		(2,956)
Net change in cash and cash equivalents		(2,264)
Cash and cash equivalents at beginning of year		21,661
Cash and cash equivalents at end of year	$	19,397

No income tax payments were made by the Company in 2017. These items were charged through intercompany accounts. Income tax payments charged through the intercompany accounts in 2017 were $1,027.

See accompanying notes.

UBS Asset Management (US) Inc.

Notes to Financial Statements
(In Thousands of Dollars)

Year Ended December 31, 2017

1. Organization and Nature of the Business

UBS Asset Management (US) Inc. (the Company) is organized as a Delaware corporation and is primarily engaged in the business of distributing mutual funds and other investment vehicles. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or the Parent), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. As of December 31, 2017, cash equivalents include U.S. Treasury Bills with a face value of $17,204 maturing in January 2018. The U.S. Treasury Bills approximate fair value, and are considered Level 1 assets under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement.* Cash and cash equivalents are held at an affiliated bank.

Revenue Recognition

Distribution fees are accrued during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Deferred Distribution Costs

The Company is responsible for the distribution of shares of certain mutual funds and investment vehicles. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period in which the 12b-1 fee revenue is received. Contingent deferred sales charges received from early withdrawal charges reduce the deferred distribution costs balance.

The Company periodically reviews the carrying value of deferred distribution costs to determine whether a significant decline in the equity or bond markets or other events or circumstances indicate that an impairment in value may have occurred. If indicators of potential impairment exist, the Company compares the carrying value of the asset to the estimated future net undiscounted cash flows related to the asset. If such adjustments indicate that estimated future net undiscounted cash flows will not be sufficient to recover the recorded carrying value, the asset is adjusted to its estimated fair value. The Company did not record impairment for the year ended December 31, 2017.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand alone returns in other state and local jurisdictions. Federal, state, and local taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC Topic 740, *Income Taxes* (ASC Topic 740), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

ASC Topic 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Accounting Developments

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. Subsequently, the FASB has issued further ASUs (collectively, the ASUs) for purposes of amending or clarifying that guidance. The ASUs establish principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and require an entity to recognize revenue as performance obligations are satisfied. In particular, the standard now specifies that variable consideration is only recognized to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This may affect when certain performance-based and asset based fees can be recognized. It also provides guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements for information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company adopted the standard as of its mandatory effective date on January 1, 2018, and will apply it on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings. The adoption of the new standard did not have a material impact on the Company's net income.

(In Thousands of Dollars)

3. Related Party Transactions

Under a service level agreement, UBS Asset Management (Americas) Inc. (AM Americas) compensates the Company for the distribution of certain investment products for which AM Americas is the registered investment adviser. These amounts are included in distribution fees from affiliates on the statement of operations, and totaled $34,077 for the year ended December 31, 2017. This amount is calculated based on three components: 1) sales of certain investment products, 2) the average net assets of specified funds distributed by the Company, and 3) costs incurred by the Company as part of its distribution activities.

Under a marketing and sales support services agreement with UBS Realty Investors LLC (UBS Realty), the Company provides certain marketing and sales support services to UBS Realty on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Realty. The Company earned $350 in accordance with the agreement for the year ended December 31, 2017, which is included in distribution fees from affiliates on the statement of operations. The Company may share a portion of the fees earned under this agreement with UBS FSI for introductions to such investors. For the year ended December 31, 2017, the Company did not share any fees with UBS FSI.

Under a marketing and sales support services agreement with UBS Farmland Investors LLC (UBS Farmland Investors), the Company provides certain marketing and sales support services to UBS Farmland Investors on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Farmland Investors. The Company earned $118 in accordance with the agreement for the year ended December 31, 2017, which is included in distribution fees from affiliates on the statement of operations.

(In Thousands of Dollars)

3. Related Party Transactions (continued)

The Company has entered into a distribution support services agreement with UBS FSI for distribution, marketing support, and other services related to certain mutual funds. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 5 basis points of the net asset value of all equity shares and 5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets held away from UBS FSI. In accordance with the agreement, the Company incurred $4,458 in distribution support service costs from UBS FSI for the year ended December 31, 2017, which is included in distribution costs to affiliates on the statement of operations.

The Company has also entered into selected dealer agreements with UBS FSI and UBS Securities LLC (UBS Sec LLC) related to the sale of shares of certain money market funds. Under these agreements, the Company pays UBS FSI and UBS Sec LLC sales charges and commissions based on average daily net assets of each fund. For the year ended December 31, 2017, fees related to these agreements totaled $14,544 and $335, respectively, and are included in distribution costs to affiliates on the statement of operations.

Under a portal referral fee agreement with UBS Sec LLC, the Company pays a referral fee when prospective shareholders invest in proprietary funds. For the year ended December 31, 2017, $24 of referral fees was paid to UBS Sec LLC and is included in distribution costs to affiliates on the statement of operations.

The Company is allocated the portion of the expenses incurred by AM Americas that relates to the distribution activities conducted by the Company. Employees of AM Americas associated with distribution activities and officers of AM Americas have dual-employee status with both the Company and AM Americas. All compensation and benefit costs associated with the dual-employees are borne by AM Americas and allocated to the Company based on a service-level agreement. These amounts are included in allocated costs from affiliate on the statement of operations and totaled $9,636 for the year ended December 31, 2017.

(In Thousands of Dollars)

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2017, the Company's net capital, as defined, was $13,982, which exceeded the minimum net capital required by $13,732. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

5. Income Taxes

New tax legislation, commonly referred to as the Tax Cuts and Jobs Act (the Act), was enacted on December 22, 2017. The Act reduces the corporate income tax rate to 21%, creates a territorial tax system (with a one-time mandatory tax on previously deferred foreign earnings), broadens the tax base and allows for immediate capital expensing of certain qualified property, requires companies to pay minimum taxes on certain foreign earnings, and subjects certain payments from corporations to foreign related parties to additional taxes and limits deductions related to compensation and meals and entertainment. ASC Topic 740 requires companies to recognize the effect of tax law changes in the period of enactment.

Given the significance of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allows registrants to record provisional amounts during a one year "measurement period." The measurement period is deemed to end earlier when the registrant has obtained, prepared, and analyzed the information necessary to finalize its accounting. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared, or analyzed. The FASB staff would not object to the application of SAB 118 to private companies. The Company has applied the provisions of SAB 118.

SAB 118 summarizes a three-step process to be applied at each reporting period to account for and qualitatively disclose: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the Act.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

5. Income Taxes (continued)

As the Company's income tax provision is based on information available at this time and may change upon the discovery of new guidance and/or new information, the impact of the Act is considered provisional. Management does not believe that the impact of the Act will materially impact the Company's financial statements.

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2017, the Company had no net deferred tax balances.

The components of the income tax expense / (benefit) for the year ended December 31, 2017 were as follows:

Current		
Federal	$	502
State and local		108
Total current		610
Deferred		
Federal		-
State and local		-
Total deferred		-
Total provision for income taxes	$	610

The effective tax rate for the Company differs from the statutory federal rate primarily due to state and local taxes.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

5. Income Taxes (continued)

As of December 31, 2017 and 2016, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within ASC Topic 740 and, accordingly, no additional disclosures are required.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2017, the consolidated group, of which the Company is a member, is under examination by the Internal Revenue Service (IRS) for tax years 2012 through 2014 and the tax years 2015 and 2016 are open for examination. There are various state and local jurisdictions currently under audit for tax years 2002 through 2015 and tax year 2016 is open for examination.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

6. Contingencies

At various times, the Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

Supplementary Information

UBS Asset Management (US) Inc.

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
(In Thousands)

December 31, 2017

Stockholder's equity	$	18,937
Less non-allowable assets (see schedule on following page)		(4,955)
Net capital		13,982
Net capital requirement (greater of $250 or 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $0))		250
Excess net capital	$	13,732

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's December 31, 2017, unaudited Part IIA FOCUS Report, as filed on January 23, 2018.

UBS Asset Management (US) Inc.

Schedule II

Detail of Non-Allowable Assets
(In Thousands)

December 31, 2017

Non-allowable assets:

Receivable from third parties	$	2,187
Receivable from affiliates		2,147
Prepaid expenses		349
Receivable for Income Tax Overpayment		249
Deferred distribution costs		23
Total	$	4,955

UBS Asset Management (US) Inc.

Schedule III

Computation for Determination of PAB Account and Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2017

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Securities and Exchange Commission under the paragraph (k)(1) limited business (mutual funds and/or variable annuities only) exemption.

 **UBS**

UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 7100
www.ubs.com

UBS Asset Management (US) Inc.

Exemption Report

December 31, 2017

UBS Asset Management (US) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1) limited business (mutual funds and/or variable annuities only) exemption.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2017 through December 31, 2017 except as described below:

   a. Accidental receipt $83,000.00 - received 6/14/17, returned 6/19/17
   b. Accidental receipt $5,000,000.00 - received 7/14/17, returned 7/17/17
   c. Accidental receipt $185,000.00 - received 7/24/17, returned 7/26/17
   d. Accidental receipt $100,000.00 - received 8/3/17, returned 8/7/17
   e. Accidental receipt $480.50 - received 9/29/17, returned 10/3/17
   f. Accidental receipt $10,000.00 - received 10/30/17, returned 11/1/17

UBS Asset Management (US) Inc.

I, Kathleen Horan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: FINOP
February 28, 2018

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of UBS Asset Management (US) Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) UBS Asset Management (US) Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 except as described in its exemption report. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young, LLP

Chicago, Illinois
February 28, 2018

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of UBS Asset Management (US) Inc:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of UBS Asset Management (US) Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the UBS Asset Management (US) Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 28, 2018

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(35-REV 6/17)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300	(35-REV 6/17)

General Assessment Reconciliation

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

UBS Asset Management (US) Inc.
1285 Avenue of the Americas
12th Floor
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph Israel (312) 525-5278

2. A. General Assessment (item 2e from page 2) $ 702

   B. Less payment made with SIPC-6 filed (**exclude interest**) (350)
   7/24/2017
   _____ Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) 352

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 352

   G. PAYMENT: √ the box
   Check mailed to P.O. Box [ ] Funds Wired [✓]
   Total (must be same as F above) $ 352

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Asset Management (US) Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 23 day of February , 20 18 .

Principal Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 34,828,620

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

    Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   34,360,394

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    _____ _____

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii) _____

    Total deductions   34,360,394

2d. SIPC Net Operating Revenues $ 468,226

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 702
    (to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses,

and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments*, If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation